CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

For the three months ended November 30, 2015 and 2014

(Stated in Canadian dollars)

(unaudited)

Notice to Reader

These interim financial statements of Miranda Gold Corp. have been prepared by management and approved by the Board of Directors of the Company. In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditor has not reviewed these interim financial statements, notes to financial statements or the related quarterly Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Unaudited - stated in Canadian dollars)

		November 30,	August 31,
	Note	2015	2015

ASSETS

Current
Cash	5	$ 2,534,433	$ 2,901,091
Amounts receivable	6	30,821	38,337
Marketable securities	7	121,000	122,000
Advances and prepaid expenses	8	37,178	88,053
		2,723,432	3,149,481

Equipment	9	99,890	115,327
Exploration and evaluation assets	10	409,638	364,733
		$ 3,232,960	$ 3,629,541

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	11	$ 176,495	$ 300,739

Shareholders' equity
Share capital	12	29,676,003	29,676,003
Stock-based reserve		6,781,206	6,781,206
Warrant reserve		4,074,064	4,074,064
Accumulated other comprehensive loss		(115,593)	(105,605)
Deficit		(37,359,215)	(37,096,866)
		3,056,465	3,328,802
		$ 3,232,960	$ 3,629,541
Nature and continuance of operations	1
Subsequent events	10 & 16

These consolidated interim financial statements were approved for issue by the Audit Committee of the Board of Directors on January 28, 2016.

They are signed on the Company’s behalf by:

“Kenneth Cunningham”                                                  “Kevin Nishi”

Kenneth Cunningham, Director                                       Kevin Nishi, Director

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

AND COMPREHENSIVE LOSS

(Unaudited - stated in Canadian dollars)

		Three months ended
	Note	November 30, 2015	November 30, 2014

Expenses
Consulting	13	$ 31,214	$ 30,947
Depreciation		2,709	14,559
Directors fees		9,885	8,819
Exploration and evaluation expenditures	10	284,782	428,664
Exploration and evaluation expenditure recoveries	10	(157,353)	(179,928)
Foreign exchange		(95,207)	(10,711)
Insurance		7,076	7,655
Investor relations		25,342	21,165
Management fees earned		-	(794)
Office rent, telephone, secretarial, sundry		18,603	21,262
Professional fees		394	1,387
Stock-based compensation	12	-	125,299
Travel and business promotion		16,728	30,430
Transfer agent, filing and regulatory fees		5,512	4,060
Wages and benefits		100,219	96,237
		(249,904)	(599,051)

Interest earned		669	13,002
Gain / (Loss) on disposal of equipment		(13,114)	1,177
		(12,445)	14,179
Loss for the period		(262,349)	(584,872)
Items that are or may be reclassified to profit or loss
Marketable securities - net change in fair value		(1,000)	(2,400)
Foreign currency translation differences for foreign operations		(8,988)	(32,035)
Comprehensive loss for the period		$ (272,337)	$ (619,307)
Basic and diluted loss per common share		$ (0.00)	$ (0.01)
Weighted average number of common shares outstanding		74,240,252	74,140,252

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Unaudited - stated in Canadian dollars)

	Three months ended
	November 30, 2015	November 30, 2014

Cash provided from (used for):

Operating activities
Loss for the period	$ (262,349)	$ (584,872)
Items not affecting cash:
Depreciation	2,709	14,559
Unrealized foreign exchange (gain) loss	(51,695)	(53,337)
Stock-based compensation	-	125,299
Loss (gain) on disposal of equipment	13,114	(1,177)
Change in non-cash working capital items:
Amounts receivable	7,516	83,255
Advances and prepaid expenses	50,875	37,731
Accounts payable and accrued liabilities	(124,244)	(51,284)
	(364,074)	(429,826)

Investing activities
Exploration and evaluation asset acquisitions	(95,698)	-
Exploration and evaluation asset recoveries	53,733	51,046
Proceeds from sale of equipment	-	8,580
Equipment purchases	-	(957)
	(41,965)	58,669

Effect of foreign exchange on cash	39,381	1,491

Change in cash for the period	(366,658)	(369,666)

Cash, beginning of the period	2,901,091	4,181,474

Cash, end of the period	$ 2,534,433	$ 3,811,808

The accompanying notes form an integral part of these condensed consolidated interim financial statements

MIRANDA GOLD CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Unaudited - stated in Canadian dollars)

			Reserves			Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2014	74,140,252	$ 29,667,503	$ 6,648,899	$ 4,074,064		$ (37,703)	$ (56,105)	$ (35,229,690)	$ 5,066,968

Stock-based compensation	-	-	125,299	-		-	-	-	125,299
Comprehensive loss for the period	-	-	-	-		(32,035)	(2,400)	(584,872)	(619,307)

Balance, November 30, 2014	74,140,252	$ 29,667,503	$ 6,774,198	$ 4,074,064	#	$ (69,738)	$ (58,505)	$ (35,814,562)	$ 4,572,960

			Reserves			Other Comprehensive Income (Loss)
	Number of Shares	Share Capital	Stock-based Reserve	Warrant Reserve		Foreign Exchange Reserve	Unrealized gains / losses on marketable securities, net of tax	Deficit	Total Shareholders' Equity
Balance, August 31, 2015	74,240,252	$ 29,676,003	$ 6,781,206	$ 4,074,064		$ (61,413)	$ (44,192)	$ (37,096,866)	$ 3,328,802

Stock-based compensation	-	-	-	-		-	-	-	-
Comprehensive loss for the period	-	-	-	-		(8,988)	(1,000)	(262,349)	(272,337)

Balance, November 30, 2015	74,240,252	$ 29,676,003	$ 6,781,206	$ 4,074,064	#	$ (70,401)	$ (45,192)	$ (37,359,215)	$ 3,056,465

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

1.	NATURE OF OPERATIONS

Miranda Gold Corp. (“Miranda” or the “Company”) is a publicly-traded company incorporated under the laws of the Province of British Columbia. The Company’s shares are listed on the TSX Venture Exchange (“TSXV”). The corporate office of the Company is Unit 1 - 15782 Marine Drive, White Rock, B.C., V4B 1E6. The Company is engaged in the identification, acquisition, exploration and, if warranted, development of mineral resource projects in the United States and Colombia. The condensed consolidated interim financial statements of the Company as at and for the three months ended November 30, 2015, comprise the Company and its subsidiaries. The Company is considered to be in the exploration stage as it has not placed any of its exploration and evaluation assets into production.

The Company is in the process of exploring its exploration and evaluation assets and has not yet determined whether any of its properties contain mineral reserves that are economically recoverable. The recoverability of the amounts spent for exploration and evaluation is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. The operations of the Company will require various licenses and permits from various governmental authorities which are or may be granted subject to various conditions and may be subject to renewal from time to time. There can be no assurance that the Company will be able to comply with such conditions and obtain or retain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects. Failure to comply with these conditions may render the licences liable to forfeiture.

These condensed consolidated interim financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business in the foreseeable future. Management believes that the Company’s cash on hand at November 30, 2015, is sufficient to finance exploration activities and operations through the next twelve months. The Company’s ability to continue on a going concern basis beyond the next twelve months depends on its ability to successfully raise additional financing for the substantial capital expenditures required to achieve planned principal operations. While the Company has been successful in the past in obtaining financing, there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms acceptable to the Company.

These financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended August 31, 2015. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”).

1

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

b)	Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Functional and presentation currency

The presentation currency of the Company is the Canadian dollar.

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Miranda Gold Corp., the parent company, is the Canadian dollar and the functional currency of the Company’s US subsidiary, Miranda Gold USA Inc., is the United States dollar. The functional currency of all of the Company’s Canadian subsidiaries is the Canadian dollar, and the functional currency of all of the Colombian Branch operations is also the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21”).

d)	Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended August 31, 2015.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed consolidated interim financial statements are the same as those applied by the Company as at and for the year ended August 31, 2015.

New standards, interpretations and amendments yet to be effective:

A number of new standards, amendments to standards and interpretations are not yet effective as of November 30, 2015, and have not been applied in preparing these condensed consolidated interim financial statements. None of these are expected to have a material effect on the financial statements of the Company.

          i.    New standard, effective for annual periods beginning on or after January 1, 2018

New standard IFRS 9 Financial Instruments – Classification and Measurement

IFRS 9 is a new standard on financial instruments that will replace IAS 39, Financial Instruments: Recognition and Measurement.

IFRS 9 addresses classification and measurement of financial assets and financial liabilities as well as de-recognition of financial instruments. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is at fair value through profit or loss.

2

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

New standards, interpretations and amendments yet to be effective (continued):

         ii.    Narrow scope amendments upcoming, all effective January 1, 2016:

IFRS 11 Accounting for Acquisitions of Interests in Joint Ventures

This amended is to provide specific guidance on accounting for the acquisition of an interest in a joint operation that is a business.

IAS 16 & IAS 38 Clarification of Acceptable Methods of Depreciation and Amortization

This amended is to (i) clarify that the use of a revenue-based depreciation and amortization method is not appropriated, and (ii) provide a rebuttable presumption for intangible assets.

IFRS 10 & IAS 28 Sale or Contribution of Assets between and Investor and Its Associate or Joint Venture (the effective date of this amendment has been postponed indefinitely)

This amended is to provide guidance on the sale or contribution of assets between an investor and its associate or joint venture.

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT

Categories of Financial Assets and Financial Liabilities: All financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities, and the classification of the financial instruments is consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2015. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2015	August 31, 2015
Cash	FVTPL	$ 2,534,433	$ 2,901,091
Amounts receivable	Loans and receivables	30,821	38,337
Marketable securities	Available-for-sale	121,000	122,000
Advances	Loans and receivables	15,026	28,267
Accounts payable and accrued liabilities	Other liabilities	176,495	300,739

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

3

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

4.	FINANCIAL INSTRUMENTS AND Risk MANAGEMENT (continued)

Categories of Financial Assets and Financial Liabilities (continued):

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

Fair Value of Marketable Securities:

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at November 30, 2015
	Level 1	Level 2	Level 3
Cash	$ 2,534,433	$ -	$ -	$ 2,534,433
Available-for-sale securities	121,000	-	-	121,000
Total	$ 2,655,433	$ -	$ -	$ 2,655,433

Financial Risk Management: All aspects of the Company’s risk management objectives and policies are consistent with those disclosed in the consolidated financial statements as at and for the year ended August 31, 2015.

5.	CASH

	As at November 30, 2015	As at August 31, 2015
Canadian dollar denominated deposits	$ 50,584	$ 57,412
US dollar denominated deposits	2,440,844	2,696,963
Colombian Peso denominated deposits held in Colombia	43,005	146,716

Total	$ 2,534,433	$ 2,901,091

6.	AMOUNTS RECEIVABLE

	As at November 30, 2015	As at August 31, 2015
Amounts due from the Government of Canada pursuant to HST input tax credits	$ 1,919	$ 1,962
Amounts due from funding partners	24,281	31,686
Other amounts receivable	4,621	4,689

Total	$ 30,821	$ 38,337

4

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

7.	MARKETABLE SECURITIES

At November 30, 2015, the Company had the following marketable securities recognized at fair value:

			August 31, 2015	November 30, 2015		Fair Value at November 30, 2015
Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains (losses)	Unrealized gains (losses) for the three month period ended	Accumulated unrealized holding gains (losses)
Publicly traded companies:
Red Eagle Mining Corporation (“Red Eagle”)	400,000	$ 147,792	$ (33,792)	$ (4,000)	$ (37,792)	$ 110,000
Prism Resources Inc. (“Prism”)	200,000	18,400	(10,400)	3,000	(7,400)	11,000
		$ 166,192	$ (44,192)	$ (1,000)	$ (45,192)	$ 121,000

8.	ADVANCES AND PREPAID EXPENSES

	As at November 30, 2015	As at August 31, 2015
Advances held by employees in the USA	$ 5,341	$ 5,263
Advances held by employees and suppliers in Colombia	9,685	23,004
	15,026	28,267
Prepaid expenses in Canada	17,456	48,090
Prepaid expenses in the USA	4,130	11,314
Prepaid expenses in Colombia	566	382
Total	$ 37,178	$ 88,053

5

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

9.	EQUIPMENT

	Canada	United States			Colombia		TOTAL
	Computer Equipment	Computer Equipment	Furniture and fixtures	Field equipment	Computer Equipment	Field equipment

Cost
At August 31, 2015	$ 1,391	$ 76,886	$ 10,488	$ 90,372	$ 87,224	$ 103,974	$ 370,335
Assets acquired	-	-	-	-	-	-	-
Assets disposed of	-	-	-	(35,391)	-	-	(35,391)
Foreign exchange adjustment	-	1,146	156	818	-	-	2,120
At November 30, 2015	$ 1,391	$ 78,032	$ 10,644	$ 55,799	$ 87,224	$ 103,974	$ 337,064

Accumulated depreciation
At August 31, 2015	$ 209	$ 74,019	$ 7,720	$ 59,269	$ 67,388	$ 46,403	$ 255,008
Depreciation for the period	87	215	139	1,132	1,136	-	2,709
Assets disposed of	-	-	-	(22,329)	-	-	(22,329)
Foreign exchange adjustment	-	1,106	116	564	-	-	1,786
At November 30, 2015	$ 296	$ 75,340	$ 7,975	$ 38,636	$ 68,524	$ 46,403	$ 237,174

Carrying amounts
At August 31, 2015	$ 1,182	$ 2,867	$ 2,768	$ 31,103	$ 19,836	$ 57,571	$ 115,327

At November 30, 2015	$ 1,095	$ 2,692	$ 2,669	$ 17,163	$ 18,700	$ 57,571	$ 99,890

6

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS

Miranda acquires mineral properties through application, staking and from third party vendors, some of which are subject to a net smelter return royalty (“NSR”) or underlying lease payments. Subsequently, the Company may enter into agreements to sell a portion of its interest in its mineral properties to third parties in exchange for exploration expenditures, royalty interests and cash, and share based payments.

Miranda cannot guarantee title to all of its exploration and evaluation assets as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers and title may be affected by undetected defects. Certain of the mineral rights held by Miranda are held under applications for mineral rights, and until final approval of such applications is received, Miranda’s rights to such mineral rights may not materialize, and the exact boundaries of Miranda’s properties may be subject to adjustment.

Exploration and evaluation assets at November 30, 2015, are as follows:

	August 31, 2015	Additions	Recoveries	Write-off of assets	Effect of movement in exchange rates	November 30, 2015
Alaska:
Willow Creek	$ 197,355	$ -	$ -	$ -	$ 2,940	$ 200,295
Renshaw Royalty	-	18,936	-	-	-	18,936
	197,355	18,936	-	-	2,940	219,231

Colombia:
Antares	-	76,762	(53,733)	-	-	23,029
Cerro Oro	-	-	-	-	-	-
Minagrande	-	-	-	-	-	-
Oribella	36,088	-	-	-	-	36,088
Pavo Real	131,290	-	-	-	-	131,290
	167,378	76,762	(53,733)	-	-	190,407
	$ 364,733	$ 95,698	$ (53,733)	$ -	$ 2,940	$ 409,638

7

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

Details on the Company’s exploration and evaluation assets and expenditures are found in Note 10 of the August 31, 2015, consolidated financial statements.

Exploration and evaluation expenditures

Exploration and evaluation expenditures recorded in the condensed consolidated interim statements of comprehensive loss for the three month period ended November 30, 2015, and 2014 are as follows:

	Three months ended November 30, 2015			Three months ended November 30, 2014
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Big Blue	$ -	$ -	$ -	$ 13,467	$ -	$ 13,467
General exploration	-	-	-	3,755	-	3,755
Iron Point	-	-	-	14,812	-	14,812
Kibby Flat	-	-	-	7,222	-	7,222
Mustang	-	-	-	12,776	-	12,776
Red Canyon	-	-	-	-	-	-
Red Hill	-	-	-	14,821	-	14,821
	-	-	-	66,853	-	66,853

Alaska:
Willow Creek	25,046	-	25,046	57,917	(57,917)	-

Colombia:
Alliance expenditures	181,591	(127,114)	54,477	153,774	(107,642)	46,132
Cerro Oro	30,239	(30,239)	-	14,369	(14,369)	-
Pavo Real	-	-	-	-	-	-
General exploration	47,906	-	47,906	135,751	-	135,751
	259,736	(157,353)	102,383	303,894	(122,011)	181,883

Total	$ 284,782	$ (157,353)	$ 127,429	$ 428,664	$ (179,928)	$ 248,736

8

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Willow Creek, Willow Creek mining district, Alaska

On November 15, 2013, Miranda entered into an 80-year mining lease for the Willow Creek property with Alaska Hardrock Inc. The Willow Creek Project consists of certain patented lode mining claims and State of Alaska lode mining claims. The terms of the lease require minimum annual lease payments of the greater of US$150,000 or the calculated production royalty according to the agreement, to be made on each January 15. The property is subject to various NSR’s to various holders, the amounts of which are dependent on the price of gold, however, in aggregate would not exceed 5.8%, subject to the purchase of the 3.3% Renshaw Royalty (see below).

Lease Due Dates	Minimum payment to Lessor US$
November 15, 2013 (paid)	50,000
January 15, 2014 (paid)	100,000
January 15, 2015 (paid by Gold Torrent)	150,000
January 15, 2016 (paid by Gold Torrent)	150,000
January 15, 2017	150,000
January 15, 2018	150,000
January 15, 2019 and each year thereafter for the term of the lease	150,000

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Willow Creek Project with Gold Torrent, Inc. (“Gold Torrent”).

Miranda and Gold Torrent ultimately desire to form a limited liability joint venture on Gold Torrent’s completion of its initial work commitment obligation in the amount of US$1,070,000 (the “Initial Earn-In Obligation”), which is a firm and unconditional obligation.

The term of the Agreement begins on November 5, 2014, and continues to and until the first amended extension of the effective date (now May 5, 2016), unless sooner accelerated, terminated or extended as provided in the Agreement.

If Gold Torrent completes the Initial Earn-In Obligation, Gold Torrent shall have the option to enter the joint venture in accordance with the Agreement. On Gold Torrent’s payment and performance of the Initial Earn-In Obligation and its election to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project, Miranda and Gold Torrent will execute and deliver to each other a definitive mining venture agreement for the formation of the joint venture based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5 Development and Mining Limited Liability Company Agreement (“Mining Venture Agreement”) which shall incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability company.

Amended Earn-In Deadline	Earn-In Amount (in US dollars)	Cumulative Amount (in US dollars)	Participating Interest
May 5, 2016	$ 1,070,000	$ 1,070,000	20%
May 5, 2017	$ 2,440,000	$ 3,510,000	45%
May 5, 2018	$ 6,490,000	$10,000,000	70%

9

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

a)	Willow Creek, Willow Creek mining district, Alaska (continued)

If Gold Torrent earns an undivided 70% interest in the Joint Venture, Gold Torrent shall be entitled to recoup, on an accelerated basis from the Joint Venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In contributions (if any) (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the Joint Venture in excess of the Earn-In Amount (the “Excess Amount”). Gold Torrent shall recoup the Earn-In Amount from 90% of the Joint Venture’s distributable cash and the ten percent (10%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount, Gold Torrent shall recoup the Excess Amount from eighty percent (80%) of the Joint Venture’s distributable cash until Gold Torrent has recouped the Excess Amount in its entirety and the twenty percent (20%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and the Excess Amount, the Joint Venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda, respectively.

b)	Renshaw Royalty purchase

The Company has reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into the area that covers the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, the plan for which is to initially develop and place this area into production. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the ‘A’ Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

As each contract is paid Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract the remainder of the ‘A’ Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and installments that are not inconsistent with those of the ‘A’ Royalty.

As at November 30, 2015, the Company has paid $18,936 towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets.

10

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

10.	EXPLORATION and EVALUATION ASSETS (continued)

c)	Colombia Strategic Alliance (“Agnico Alliance”)

Pursuant to the January 23, 2013, strategic alliance agreement, as amended, (“Amended Alliance Agreement”) between the Company and Agnico Eagle Mines Limited (“Agnico”) for precious metal exploration in Colombia, the Company and Agnico will share funding 30:70, respectively, in generative exploration expenditures with Miranda as operator. The October 25, 2013 amendment reduced the three year exploration budget from US$3.3 million down to US$2.025 million; and in consideration for this reduction, the area of interest in Colombia was reduced. The Agnico Alliance’s primary term is for a period of three years (January 23, 2013 to January 23, 2016) and is renewable thereafter by mutual consent.

Agnico has indicated to the Company their intent to not renew the Agnico Alliance beyond the current expiry date of January 23, 2016, thus allowing it to lapse. A final reconciliation of the entire 3-year alliance will be performed, with a final report due to be delivered to Agnico in early 2016.

11.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	As at November 30, 2015	As at August 31, 2015
Trade and other payables in Canada	$ 55,492	$ 53,044
Trade and other payables in the USA	195	22,213
Trade and other payables in Colombia	21,981	33,875
Funding partner funds held exclusively for expenditures in Colombia	54,352	162,711
Amounts payable and accrued liabilities to related parties	44,475	28,896

Total	$ 176,495	$ 300,739

11

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL

a)	Authorized: An unlimited number of common shares without par value.

b)	Share issuance:

Fiscal 2015

There were no share issuances during the three-month period ended November 30, 2015.

Fiscal 2014

There were no share issuances during the three-month period ended November, 2014.

c)	Stock Options Outstanding:

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 10,491,890 options to acquire common shares to its directors, officers, employees and consultants. The vesting terms of each stock option grant is determined by the Board of Directors at the time of the grant.

The continuity for stock options for the three-month period ended November 30, 2015, is as follows:

Expiry date	Exercise price	Balance, August 31, 2015	Granted	Exercised	Expired	Balance, November 30, 2015
September 26, 2015	$ 0.560	1,230,000	-	-	(1,230,000)	-
December 1, 2015	$ 0.690	50,000	-	-	-	50,000
October 21, 2016	$ 0.400	1,315,000	-	-	-	1,315,000
September 24, 2017	$ 0.305	1,205,000	-	-	-	1,205,000
October 17, 2018	$ 0.155	952,500	-	-	-	952,500
September 3, 2019	$ 0.145	1,240,000	-	-	-	1,240,000
February 16, 2020	$ 0.145	100,000	-	-	-	100,000

		6,092,500	-	-	(1,230,000)	4,862,500

Weighted average exercise price		$ 0.322	$ -	$ -	$ 0.560	$ 0.261

As at November 30, 2015, the weighted average remaining contractual life of the options outstanding was 2.3 years.

As at November 30, 2015, all of the outstanding stock options were vested and exercisable, with a weighted average exercise price of $0.261. The intrinsic value of the vested stock options was $nil. The intrinsic value of the vested stock options outstanding at November 30, 2015, is calculated on the difference between the exercise prices of the underlying vested options and the quoted price of our common stock as of the reporting date of November 30, 2015, being $0.07.

12

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

12.	SHARE CAPITAL (continued)

d)	Stock-Based Compensation:

The fair value of each option granted to employees, officers and directors was estimated on the date of grant using the Black-Scholes option pricing model.

Fiscal 2016

During the three-month period ended November 30, 2015, the Company recorded $nil in stock-based compensation expense for options vesting in the period.

Fiscal 2015

During the three-month period ended November 30, 2014, the Company recorded $125,299 in stock-based compensation expense for options vesting in the period as follows:

a)	vesting portion of options granted October 17, 2013, of $7,530; and
b)	vesting of the 1,340,000 options granted September 3, 2014 of $117,769.

The fair value of the 1,340,000 options granted on September 3, 2014, was determined using a risk free interest rate of 1.45%, an expected volatility ranging from 84.03% to 84.67%, an expected life of ranging from 3.81 to 3.97 years, and an expected dividend of zero for a total fair value of $117,769 or $0.088 per option. Volatility was determined using daily closing share prices over a term equivalent to the expected life of the options.

e)	Share Purchase Warrants:

The continuity for share purchase warrants for the three months ended November 30, 2015, is as follows:

Expiry date	Exercise price	Balance, August 31, 2015	Issued	Exercised	Expired	Balance, November 30, 2015
December 19, 2017	$ 0.375	20,835,800	-	-	-	20,835,800
		20,835,800	-	-	-	20,835,800

Weighted average exercise price		$ 0.375	$ -	$ -	$ -	$ 0.375

On December 16, 2014, the Company amended the price escalation of the outstanding share purchase warrants. The original terms of the warrants required that the exercise price of $0.375 would increase to $0.50 on December 19, 2014, and remain at that price until expiry. The Company amended the warrant exercise price so it would remain at $0.375 until expiry. In addition, the original terms of the warrants contained an escalated and accelerated expiry based on a 20-day volume weighted average price model which was also amended so as to remain at $0.50 for the life of the warrants.

13

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

13.	RELATED PARTY TRANSACTIONS

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited (“GO”),	Consulting as CFO, Corporate Secretary
corporate compliance services and
financial reporting

Mine Development Associates (“MDA”) Geology & geo-technical consulting

The Company incurred the following fees in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

Three months ended	November 30, 2015	November 30, 2014
Consulting fees - GO	$ 30,947	$ 30,947
Office and general expenses	1,431	1,640
Total	$ 32,378	$ 32,587

Advances held by related parties are disclosed in Note 8 and amounts owing to related parties are disclosed in Note 11.

b)	Compensation of directors and members of key management personnel (CEO, CFO, Executive VP, Corporate Secretary):

The remuneration of directors and members of key management personnel, including amounts disclosed in Note 13(a), during the three-month period ended November 30, 2015, and 2014 were as follows:

Three months ended	November 30, 2015	November 30, 2014
Consulting fees	$ 30,947	$ 30,947
Wages and benefits (1)	123,637	103,893
Directors fees	9,244	9,176
Stock-based compensation	-	87,747
Total	$ 163,828	$ 231,763

(1) – a portion of Joseph Hebert’s salary is included in exploration and evaluation expenditures

14.	SEGMENTED DISCLOSURE

The Company operates only in the mineral exploration sector within two geographic segments: the Alaska project in the United States; and various projects in Colombia.

Notes 9 and 10 provide disclosure as to the geographic location of equipment; the exploration and evaluation assets; and geographical exploration expenditures.

14

Miranda Gold Corp.

Notes to the Condensed Consolidated Interim Financial Statements

For the three months ended November 30, 2015

(Unaudited - stated in Canadian dollars)

15.	Management of Capital

The Company manages its common shares, stock options and warrants as capital (see Note 12). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable level of risk. The Company is not subject to any externally imposed capital requirements.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets, or adjust the amount of cash.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration expenditures, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in interest bearing Canadian chartered bank account and short-term guaranteed investment certificates.

The Company expects its current capital resources will be sufficient to carry out its exploration plans and operations through the next twelve months.

16.	SuBSEQUENT EVENTS

Subsequent to November 30, 2015:

a)	On December 1, 2015: 50,000 share purchase options expired, unexercised; and
b)	On January 28, 2016: the Company granted stock options to directors, officers, employees and consultants on 1,525,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.12 per share. The options granted will immediately vest.

15

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTHS ENDED NOVEMBER 30, 2015

The following is management’s discussion and analysis of the results of operations and financial conditions (“MD&A”) of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements and related notes thereto for the three months ended November 30, 2015 (the “Financial Report”), and with the audited financial statements for the years ended August 31, 2015, and 2014 all of which are available on the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Financial Report prepared in accordance with IFRS and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

The MD&A contains information to January 28, 2016.

Overall Performance

Description of Business and Overview of Projects

Miranda is an exploration company active in Alaska and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass-roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while preserving its treasury.

The highlights of the Company’s activities in the three months ended November 30, 2015, and up to the date of this MD&A, include:

  On September 8, 2015, Miranda transferred its 100% interest in the Mustang Project located in Nye County, Nevada, to Nevada North Resources, a private company owned by Larie Richardson (“Nevada North”) for a retained 1.0% Net Smelter Return Royalty. Nevada North has paid the Bureau of Land Management fees required to maintain the project from August 31, 2015 through September 1, 2016;
  On September 14, 2015, Miranda reached an agreement to purchase from Daniel Renshaw (“Renshaw”) his 3.3% royalty held on the Willow Creek, Alaska project. Miranda holds the Willow Creek project under lease from Alaska Hardrock, Inc.;
  On October 9, 2015, Miranda signed an option agreement (Mining Lease) with Activos Mineros de Colombia SAS (“Activos”) to acquire 6 applications that are contiguous with four existing Miranda applications comprising the Antares Project, Colombia; and
  In early January 2016, Agnico Eagle Mines Limited (“Agnico”) indicated to the Company their intent to not renew the Agnico Alliance beyond the current expiry date of January 23, 2016, thus allowing it to lapse.

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

Alaska – Willow Creek Project Update

The Company has filed an NI 43-101 compliant technical report supporting the independently estimated initial resource for the Coleman deposit within the Company’s Willow Creek project, Alaska.

As announced on September 11, 2014, the highlights of the estimate are:

  Measured and Indicated resource of 62,100 troy ounces gold contained in 78,700 tonnes at an average grade of 24.6 grams per tonne using a cutoff of 7.0 grams per tonne. An additional 4,100 troy ounces contained in 5,300 tonnes at an average grade of 24.2 grams per tonne are reported using a cutoff of 7.0 grams per tonne in the Inferred category;
  Resource estimate is for the upper Coleman deposit and is based on assays from 132 diamond core holes that were drilled from the surface between 2005-2009;
  The resource is up-dip of the historic Coleman workings within veins that vary in thickness from 0.25 to 3.5m and average 0.83m;
  The resource is very compact with dimensions of approximately140m by 182m;
  There is good potential to increase the size of the deposit by exploring areas down-dip, and both east and west along strike of the Coleman deposit;
  The resource occurs on patented claims with permits to be issued by the State of Alaska; and
  The Willow Creek project lies 121 kilometers northeast of Anchorage with direct access by 166 kilometers of well-maintained roads.

The report is titled “Technical Report on the Willow Creek Project” prepared by Dave Linebarger of Linebarger Consulting LLC with an effective date of July 1, 2014, and is available on SEDAR and also on the Company’s website.

Project Details

At Willow, free gold is found in low-sulfide mesothermal quartz veins within an east-west, shallow, north-dipping shear zone. The Willow Creek project is held by Miranda under an 80-year lease from Alaska Hardrock Inc. and lies approximately 166 km north of Anchorage by road. The project area is east of the town of Willow and can be accessed by a well maintained gravel road. The project covers the majority of the historical Willow Creek mining district and contains 75 patented lode mining claims and 62 State of Alaska lode mining claims for a total of approximately 8,700 acres (3,520 hectares). Numerous historical mines occur on the property including the Lucky Shot, Coleman, War Baby, Nippon and Gold Bullion Mines. Gold is commonly coarse and associated with but only rarely occluded in banded telluride and minor sulfide.

Historic production from land controlled by Miranda is estimated at greater than 500,000 ounces at 1.2 oz Au/t (41.14 g Au/t), primarily from three closed-spaced mines developed on the Lucky Shot vein. Miranda thinks that other high-grade mineralized shoots are likely to occur near other historic mines as well as directly below historic workings.

Definitive Agreement with Gold Torrent

Effective November 5, 2014, Miranda signed an exploration and option to enter a joint venture agreement (the “Agreement”) on the Willow Creek Project with Gold Torrent, Inc. (“Gold Torrent”).

2

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

Miranda and Gold Torrent ultimately desire to form a limited liability joint venture on Gold Torrent’s completion of its initial work commitment obligation in the amount of US$1,070,000 (the “Initial Earn-In Obligation”), which is a firm and unconditional obligation.

The term of the Agreement begins on November 5, 2014, and continues to and until the first amended extension of the effective date (now May 5, 2016), unless sooner accelerated, terminated or extended as provided in the Agreement.

If Gold Torrent completes the Initial Earn-In Obligation, Gold Torrent shall have the option to enter the joint venture in accordance with the Agreement. On Gold Torrent’s payment and performance of the Initial Earn-In Obligation and its election to exercise the option to acquire a vested undivided twenty percent (20%) in the Willow Creek Project, Miranda and Gold Torrent will execute and deliver to each other a definitive mining venture agreement for the formation of the joint venture based on the Rocky Mountain Mineral Law Foundation Exploration, Development and Mining LLC Model Form 5 Development and Mining Limited Liability Company Agreement (“Mining Venture Agreement”) which shall incorporate the terms and conditions in the Agreement. The Mining Venture shall be an Alaska limited liability entity.

Amended Earn-In Deadline	Earn-In Amount (in US dollars)	Cumulative Amount (in US dollars)	Participating Interest
May 5, 2016	$ 1,070,000	$ 1,070,000	20%
May 5, 2017	$ 2,440,000	$ 3,510,000	45%
May 5, 2018	$ 6,490,000	$10,000,000	70%

If Gold Torrent earns an undivided 70% interest in the Joint Venture, Gold Torrent shall be entitled to recoup, on an accelerated basis from the Joint Venture’s distributable cash, Gold Torrent’s Initial Earn-In Obligation and Additional Earn-In contributions (if any) (collectively the “Earn-In Amount”) and the amount of Gold Torrent’s actual contributions to the Joint Venture in excess of the Earn-In Amount (the “Excess Amount”). Gold Torrent shall recoup the Earn-In Amount from 90% of the Joint Venture’s distributable cash and the ten percent (10%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount, Gold Torrent shall recoup the Excess Amount from eighty percent (80%) of the Joint Venture’s distributable cash until Gold Torrent has recouped the Excess Amount in its entirety and the twenty percent (20%) balance of the Joint Venture’s distributable cash shall be distributed to Miranda. On Gold Torrent’s recoupment of the Earn-In Amount and the Excess Amount, the Joint Venture’s distributable cash shall be distributed 70% to Gold Torrent and 30% to Miranda, respectively.

Renshaw Royalty purchase

The Company has reached an agreement with Mr. Daniel Renshaw (“Renshaw”) for the purchase of his 3.3% royalty held on the Willow Creek, Alaska project. Miranda and Renshaw have separated the Renshaw royalty into two areas that cover the patented mining claims on the west side of the project (the “’A’ Royalty”) and the area that covers the patented mining claims on the east side of the project (the “’B’ Royalty”). The ‘A’ Royalty covers the area, including the Coleman resource, the plan for which is to initially develop and place this area into production. The ‘B’ Royalty covers ground that is prospective for exploration including the Bullion Mountain targets.

Miranda has agreed to purchase up to 100% of the ‘A’ Royalty in a series of seven (7) contracts with each subsequent contract contingent on the prior contract being paid in full. Pursuant to each contract Miranda will purchase 0.4% to 0.5% % of the ‘A’ Royalty for each cumulative US$143,000 paid at the rate of US$5,000 per month plus interest, with the first payment commencing on October 31, 2015.

3

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

As each contract is paid Miranda will register its ownership of the ‘A’ Royalty purchased. If Miranda does not complete payment of any contract the remainder of the ‘A’ Royalty will remain with Renshaw. The seven contracts will be over an aggregate period of up to 200 months, but such contracts and payments can be accelerated and paid off at any time, providing that Miranda pays Renshaw the full payment of an aggregate US$1,000,000 of principal so that Miranda will have purchased the entire 3.3% ‘A’ Royalty.

In addition, Renshaw has agreed to grant Miranda the option to purchase the ‘B’ Royalty, which option may be exercised at any time provided that the ‘A’ Royalty contracts are not in default. Miranda may purchase up to 100% of the ‘B’ Royalty for the aggregate amount of US$500,000 in principal to be paid under terms, conditions and installments that are not inconsistent with those of the ‘A’ Royalty.

As at November 30, 2015, the Company had paid $18,936 towards the purchase of the first of the series of the ‘A’ Royalty contracts, all of which is being capitalized as exploration and evaluation assets. A further monthly payment was made on December 31, 2015, with the next payment due January 31, 2016.

Colombia Update

Miranda maintains four active projects in Colombia: Antares, Cerro Oro, and Oribella and Pavo Real. Cerro Oro is subject to an exploration funding agreement with Prism Resources. Miranda is conducting surface exploration on the other properties to define drill targets for potential joint venture partners.

Miranda continues to refine its Colombia exploration models including a refocus towards epithermal gold vein and replacement systems with higher grade potential. Recently Miranda began evaluating a stratiform copper-silver province through reconnaissance and evaluations of third party projects. This province displays values commonly of 1.5 to 2.5% copper and are the first reported occurrence of these systems in Colombia.

Miranda is actively seeking partners for its Colombia projects.

Miranda reduced its permanent staff in Colombia effective December 31, 2015. Reductions included two geologists and its GIS / data manager. The GIS manager will require a permanent replacement before the second quarter of 2016. The laid-off geologists will be replaced by more experienced contract geologists on an as-needed basis, to conserve cash and the monthly expenditure outlay.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Joseph Hebert, B.S.Geo. C.P.G., a Qualified Person as defined by National Instrument 43-101.

4

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

Results of Operations

For the three months ended November 30, 2015 and 2014

Significant or noteworthy expenditure differences between the periods include:

	For the three months ended
	November 30,	November 30,
	2015	2014
	$	$
Loss for the period	262,349	584,872
Exploration and evaluation expenditures	284,782	428,664

	Decrease is due to management’s focus on the Colombia projects and the exit from Nevada.

Exploration and evaluation expenditure recoveries	(157,353)	(179,928)

	Decrease is in relation to the recoverable exploration spend in Colombia.

Stock-based compensation	-	125,299

	Decrease is due to no options vesting in the current period.

Travel and business promotion	16,728	30,430

	Decrease is due to management’s efforts to reduce the discretionary cash expenditures and focus on a select few conferences.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	November 30, 2015 $	August 31, 2015 $	May 31, 2015 $	February 28, 2015 $	November 30, 2014 $	August 31, 2014 $	May 31, 2014 $	Feb 28, 2014 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Net loss for the period	(262,349)	(278,194)	(478,175)	(525,935)	(584,872)	(627,848)	(654,947)	(571,876)
Basic and diluted loss per share	(0.00)	(0.00)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time, any issues of seasonality or market fluctuations have no material impact. The Company currently defers its mineral property acquisition costs. The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the level of exploration undertaken.

5

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

The Company applies the option to joint venture business model to its operations. Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement. It then seeks partners to option to joint-venture its projects in order to have those partners fund the exploration of the project to earn an interest. In some agreements the Company receives common stock and/or cash option payments as a portion of the partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses. Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses. The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future. The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2016 fiscal year with cash of $2,901,091. In the three months ended November 30, 2015, the Company expended $364,074 on operating activities; received $53,733 on investing activities and expended $95,698 on investing activities, with a $39,381 positive effect of foreign exchange on cash, to end on November 30, 2015, with $2,534,433 in cash.

	For the three months ended
	November 30,	November 30,
	2015	2014
	$	$
Change in cash for the period	(366,658)	(584,872)
Cash used in operating activities	(364,074)	(429,826)

Cash provided (used in) investing activities	(41,965)	58,669
- including cash used to purchase exploration and evaluation assets	(95,698)	(-)
- including cash recovered from funding partners for E&E assets	53,733	51,046
- including purchases of equipment	-	(957)
- including proceeds on sale of equipment	-	8,580

Effect of foreign exchange on cash	39,381	1,491

At the date of this MD&A, the Company has 6,3375,00 stock options outstanding, all of which are exercisable, and 20,835,800 outstanding share purchase warrants. Additional cash would be raised if stock option and share purchase warrant holders choose to exercise these instruments. None of these securities are currently “in-the-money”.

6

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

a)	The Company’s related parties consist of companies with directors and officers in common and companies owned in whole or in part by executive officers and directors as follows:

Name	Nature of transactions
Golden Oak Corporate Services Limited	Consulting as CFO, corporate compliance services,
and financial reporting
Mine Development Associates	Geology & geo-technical consulting

The Company incurred the following fees in the normal course of operations in connection with individuals and companies owned, or partially owned, by key management and directors. Expenses have been measured at the exchange amount which is determined on a cost recovery basis.

Three months ended	November 30, 2015	November 30, 2014
Consulting fees	$ 30,947	$ 30,947
Office and general expenses	1,431	1,640
Total	$ 32,378	$ 32,587

Advances held by employees in the USA at November 30, 2015, amounted to $15,026 (August 31, 2015 - $28,267) and accounts payable and accrued liabilities to related parties at November 30, 2015, amounted to $44,475 (August 31, 2015 - $28,896).

b)	Compensation of directors and members of key management personnel (CEO, CFO, Executive VP, Corporate Secretary):

The remuneration of directors and other members of key management personnel, including amounts disclosed above, during the three months ended November 30, 2015 and 2014 were as follows:

Three months ended	November 30, 2015	November 30, 2014
Consulting fees	$ 30,947	$ 30,947
Wages and benefits (1)	123,637	103,893
Directors’ fees	9,244	9,176
Share based compensation	-	87,747
Total	$ 163,828	$ 231,763

(1) – a portion of Joseph Hebert’s salary is included in exploration and evaluation expenditures

7

Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

Future Canadian Accounting Standards

Refer to Note 3 of the Financial Report. The Company has not applied any of the future and revised IFRS detailed therein, all of which have been issued but are not yet effective at the date of this MD&A.

Financial Instruments and Risk Management

Categories of Financial Assets and Financial Liabilities

Financial instruments are classified into one of the following categories: FVTPL; held-to-maturity investments; loans and receivables; available-for-sale; or other liabilities. The carrying values of the Company’s financial instruments are classified into the following categories:

Financial Instrument	Category	November 30, 2015	August 31, 2015
Cash	FVTPL	$ 2,534,433	$ 2,901,091
Amounts receivable	Loans and receivables	30,821	38,337
Marketable securities	Available-for-sale	121,000	122,000
Advances	Loans and receivables	15,026	28,267
Accounts payable and accrued liabilities	Other liabilities	176,495	(300,739)

The Company’s financial instruments recorded at fair value require disclosure about how the fair value was determined based on significant levels of inputs described in the following hierarchy:

Level 1 - Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and value to provide pricing information on an ongoing basis.

Level 2 - Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the market place.

Level 3 - Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

The recorded amounts for amounts receivable, advances, and accounts payable and accrued liabilities approximate their fair value due to their short-term nature. Cash and marketable securities are recorded at fair value and are calculated under the fair value hierarchy and measured using Level 1, Level 2, or Level 3 inputs, as appropriate.

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Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

Fair value of marketable securities

Financial Instrument	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs	Total as at November 30, 2014
	Level 1	Level 2	Level 3
Cash	$ 2,534,433	$ -	$ -	$ 2,534,433
Available-for-sale securities	121,000	-	-	121,000
Total	$ 2,655,433	$ -	$ -	$ 2,655,433

Risk management

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash, receivables, and balances receivable from the government. The Company limits the exposure to credit risk in its cash by only investing its cash with high-credit quality financial institutions in business and savings accounts, guaranteed investment certificates and in government treasury bills which are available on demand by the Company for its programs.

Liquidity Risk

Liquidity risk is the risk that the Company will not have the resources to meet its obligations as they fall due. The Company manages this risk by closely monitoring cash forecasts and managing resources to ensure that it will have sufficient liquidity to meet its obligations. All of the Company’s financial liabilities are classified as current and are anticipated to mature within the next sixty days.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. These fluctuations may be significant.

(a)	Interest Rate Risk: The Company is exposed to interest rate risk to the extent that its cash balances bear variable rates of interest. The interest rate risks on cash and short-term investments and on the Company’s obligations are not considered significant.

(b)	Foreign Currency Risk: The Company has identified its functional currencies as the Canadian dollar and the US dollar. Transactions are transacted in Canadian dollars, US dollars, and Colombian Pesos (“COP”). The Company maintains US dollar bank accounts in the USA and maintains COP bank accounts in Colombia to support the cash needs of its foreign operations. Management believes the foreign exchange risk related to currency conversions are minimal and therefore, does not hedge its foreign exchange risk.

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Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

Balances at November 30, 2015, are as follows:

	US dollars	Colombian Pesos	Canadian dollar equivalent
Cash	1,827,937	101,427,311	2,483,849
Amounts receivable	18,184	-	24,281
Advances and deposits	4,000	22,841,393	15,026
	1,850,121	124,268,704	2,523,156
Accounts payable and accrued liabilities	(71,419)	(48,824,363)	(116,067)
Net foreign currency monetary assets	1,778,702	75,444,341	2,407,089

Based upon the above net exposures and assuming that all other variables remain constant, a 10% increase or decrease in the Canadian dollar against the US dollar and the Colombian Peso would result in a decrease or increase in the reported loss of approximately $241,000 in the period.

(c)	Commodity Price Risk: While the value of the Company’s mineral resource properties are related to the price of gold and the outlook for this mineral, the Company currently does not have any operating mines and hence does not have any hedging or other commodity based risks in respect to its operational activities.

Historically, the price of gold has fluctuated significantly and is affected by numerous factors outside of the Company’s control, including but not limited to industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to gold.

Forward Looking Statements

This MD&A contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

This MD&A may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

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Miranda Gold Corp.

Management Discussion and Analysis

for the three months ended November 30, 2015

Risks and Uncertainties

Mineral exploration is subject to a high degree of risk, which a combination of experience, knowledge, and careful evaluation may fail to overcome. Exploration activities seldom result in the discovery of a commercially viable mineral resource. Exploration activities require significant cash expenditures. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Information concerning risks specific to the Company and its industry, which are required to be included in this MD&A are incorporated by reference to the Company’s Annual Information Form filed on Form 20-F for the year ended August 31, 2015, dated as of December 17, 2015, in the section entitled “ITEM 3 KEY INFORMATION, D. Risk Factors”.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of exploration and evaluation assets are described in Note 10 to the Financial Report.

Outstanding Share Data as at the date of this MD&A

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance as at November 30, 2015	74,240,252	20,835,800	4,862,500
Grant of Options	-	-	1,525,000
Expiry of options	-	-	(50,000)
Balance as of the date of this MD&A	74,240,252	20,835,800	6,337,500

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

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